UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

New Pacific Metals Corp. Unaudited Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)

	Notes	March 31, 2021	June 30, 2020
ASSETS
Current Assets
Cash and cash equivalents		$60,040,843	$40,644,346
Short-term investments	4	155,194	20,633,772
Receivables		364,180	413,594
Deposits and prepayments		442,407	222,817
Assets held for distribution	3	-	11,849,971
		61,002,624	73,764,500
Non-current Assets
Other tax receivable	5	2,750,611	2,862,468
Equity investments	6	966,080	5,603,591
Plant and equipment	8	1,358,653	1,535,923
Mineral property interests	9	93,216,183	95,049,576
TOTAL ASSETS		$159,294,151	$178,816,058

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$941,775	$1,573,474
Payable for mineral property acquisition		-	263,120
Due to a related party	10	78,111	84,742
Liabilities held for distribution	3	-	122,178
		1,019,886	2,043,514
Equity
Share capital	11	194,700,309	191,563,628
Share-based payment reserve		22,231,557	22,057,385
Accumulated other comprehensive (loss) income		(367,745)	6,599,738
Deficit		(58,229,568)	(43,398,714)
Total equity attributable to the equity holders of the Company		158,334,553	176,822,037

Non-controlling interests	12	(60,288)	(49,493)
Total Equity		158,274,265	176,772,544

TOTAL LIABILITIES AND EQUITY		$159,294,151	$178,816,058

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Mark Cruise
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Unaudited Condensed Consolidated Interim Statements of Loss
(Expressed in Canadian dollars)
		Three Months March 31,		Nine Months Ended March 31,
	Notes	2021	2020	2021	2020

Operating expense
Project evaluation and corporate development		387,362	$-	$869,530	$-
Depreciation		13,982	3,412	42,547	9,126
Filing and listing		93,621	30,352	353,178	238,218
Investor relations		121,320	152,995	335,146	593,568
Professional fees		67,881	69,360	514,285	282,156
Salaries and benefits		663,383	396,764	1,527,029	1,225,321
Office and administration		196,917	174,312	642,987	523,798
Share-based compensation	11(b)	494,521	705,653	1,408,927	1,294,734
		2,038,987	1,532,848	5,693,629	4,166,921

Other income (expense)
Income (loss) from investments	7	84,164	(1,594,956)	788,628	860,146
Loss on disposal of plant and equipment	8	-	-	(2,479)	-
Foreign exchange (loss) gain		(195,675)	1,390,100	(1,074,454)	1,243,563
Other expense		-	-	(465)	-
		(111,511)	(204,856)	(288,770)	2,103,709

Net loss		$(2,150,498)	$(1,737,704)	$(5,982,399)	$(2,063,212)

Attributable to:
Equity holders of the Company		$(2,147,396)	$(1,733,133)	$(5,974,587)	$(2,047,019)
Non-controlling interests	12	(3,102)	(4,571)	(7,812)	(16,193)
Net loss		$(2,150,498)	$(1,737,704)	$(5,982,399)	$(2,063,212)

Loss per share attributable to the equity holders of the Company
Basic and diluted loss per share		$(0.01)	$(0.01)	$(0.04)	$(0.01)
Weighted average number of common shares - basic and diluted		153,620,966	147,522,980	153,036,665	145,399,888

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Notes	2021	2020	2021	2020
Net loss		$(2,150,498)	4(1,737,704)	$(5,982,399)	4(2,063,212)
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(1,163,709)	7,901,155	(6,970,466)	7,080,197
Other comprehensive (loss) income, net of taxes		$(1,163,709)	$7,901,155	$(6,970,466)	47,080,197

Attributable to:
Equity holders of the Company		$(1,153,507)	$7,853,606	$(6,967,483)	$7,047,098
Non-controlling interests	12	(10,202)	47,549	(2,983)	33,099
		$(1,163,709)	$7,901,155	$(6,970,466)	$7,080,197
Other comprehensive (loss) income, net of taxes		$(3,314,207)	$6,163,451	$(12,952,865)	$5,016,985

Attributable to:
Equity holders of the Company		$(3,300,903)	$6,120,473	$(12,942,070)	$5,000,079
Non-controlling interests		(13,304)	42,978	(10,795)	16,906
Total comprehensive (loss) income, net of taxes		$(3,314,207)	$6,163,451	$(12,952,865)	$5,016,985

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Unaudited Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Notes	2021	2020	2021	2020

Operating activities
Net loss		$(2,150,498)	(1,737,704)	(5,982,399)	(2,063,212)
Add (deduct) items not affecting cash:
(Income) loss from investments		(84,164)	1,594,956	(788,628)	(860,146)
Dividends and interests received		80,621	73,049	296,334	424,034
Depreciation		13,982	3,412	42,547	9,126
Loss on disposal of plant and equipment		-	-	2,479	-
Share-based compensation	11(b)	570,097	705,653	1,529,789	1,294,734
Unrealized foreign exchange loss (gain)		195,675	(1,390,100)	1,074,454	(1,243,563)
Changes in non-cash operating working capital	16	(167,622)	(6,854)	(1,051,485)	(302,762)
Net cash used in operating activities		(1,541,909)	(757,588)	(4,876,909)	(2,741,789)

Investing activities
Mineral property interest
Capital expenditures		(1,400,427)	(1,999,153)	(4,276,654)	(10,097,546)
Acquisition of mineral concession		-	-	-	(2,436,160)
Plant and equipment
Additions		(12,883)	(101,261)	(56,061)	(165,637)
Proceeds on disposals		-	-	1,808	-
Short-term investments
Proceeds on disposals		6,000,000	6,838,198	20,000,000	8,816,648
Equity investments
Acquisition	6	-	(247,000)	-	(5,018,338)
Proceeds on disposals	6	-	110,708	5,572,409	6,131,622
Changes in other tax receivable		(27,043)	(114,625)	(113,052)	(930,782)
Net cash provided by (used in) investing activities		4,559,647	4,486,867	21,128,450	(3,700,193)

Financing activities
Proceeds from issuance of common shares		302,954	517,052	1,005,108	16,588,486
Net cash provided by financing activities		302,954	517,052	1,005,108	16,588,486
Effect of exchange rate changes on cash and cash equivalents		(565,357)	1,196,274	2,139,848	1,066,402

Increase in cash and cash equivalents		2,755,335	5,442,605	19,396,497	11,212,906

Cash and cash equivalents, beginning of the period		57,285,508	33,620,262	40,644,346	27,849,961
Cash and cash equivalents, end of the period		$60,040,843	$39,062,867	$60,040,843	$39,062,867
Supplementary cash flow information	16

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Unaudited Condensed Consolidated Interim Statements of Change in Equity
(Expressed in Canadian dollars, except for share figures)
		Share capital					Total equity
					Accumulated		attributable
		Number of		Share-based	other		to the equity	Non-
		common		payment	comprehensive		holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003
Options exercised		724,539	1,153,517	(398,564)	-	-	754,953	-	754,953
Common shares issued through bought deal financing		4,312,500	15,833,533	-	-	-	15,833,533	-	15,833,533
Share-based compensation		-	-	2,479,503	-	-	2,479,503	-	2,479,503
Common shares issued to acquire mineral property interest		291,000	460,144	(460,144)	-	-	-	-	-
Net loss		-	-	-	-	(2,047,019)	(2,047,019)	(16,193)	(2,063,212)
Currency translation adjustment		-	-	-	7,047,095	-	7,047,095	33,099	7,080,194
Balance, March 31, 2020		147,760,851	$167,452,932	$21,598,857	$10,311,996	$(53,378,032)	$145,985,753	$(20,779)	$145,964,974
Options exercised		163,527	404,560	(126,611)	-	-	277,949	-	277,949
Restricted share units vested		136,400	641,080	(641,080)	-	-	-	-	-
Common shares issued through bought deal financing		4,238,000	23,065,056	-	-	-	23,065,056	-	23,065,056
Share-based compensation		-	-	1,226,219	-	-	1,226,219	-	1,226,219
Net income (loss)		-	-	-	-	9,979,318	9,979,318	(3,219)	9,976,099
Currency translation adjustment		-	-	-	(3,712,258)	-	(3,712,258)	(25,495)	(3,737,753)
Balance, June 30, 2020		152,298,778	$191,563,628	$22,057,385	$6,599,738	$(43,398,714)	$176,822,037	$(49,493)	$176,772,544
Options exercised	11(b)	999,768	1,505,257	(500,149)	-	-	1,005,108	-	1,005,108
Restricted share units vested		246,900	1,171,280	(1,171,280)	-	-	-	-	-
Share-based compensation	11(b)	-	-	2,305,745	-	-	2,305,745	-	2,305,745
Common shares issued to acquire mineral property interest	11(c)	291,000	460,144	(460,144)	-	-	-	-	-
Spin-out distribution	3	-	-	-	-	(8,856,267)	(8,856,267)	-	(8,856,267)
Net loss		-	-	-	-	(5,974,587)	(5,974,587)	(7,812)	(5,982,399)
Currency translation adjustment		-	-	-	(6,967,483)	-	(6,967,483)	(2,983)	(6,970,466)
Balance, March 31, 2021		153,836,446	$194,700,309	$22,231,557	$(367,745)	$(58,229,568)	$158,334,553	$(60,288)	$158,274,265

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the "Company" or "New Pacific") is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia.  The Company is currently exploring and advancing the development of its mineral properties and has not yet determined if they contain potentially recoverable Mineral Reserves.  The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of recoverable Mineral Reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange ("TSX") under the symbol "NUAG" and on the OTCQX Best Market in the United States under the symbol "NUPMF".  The head office and the registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2020.  These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2020.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended March 31, 2021 was authorized for issue in accordance with a resolution of the Company's board of directors (the "Board") dated on May 13, 2021.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control.  Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary, and has the ability to use its power to affect its returns.  For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as "non-controlling interests" in the equity section of the consolidated statements of financial position.  Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company's significant subsidiaries which are consolidated are as follows:

		Proportion of ownership interest held
		Country of	March 31,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2021	2020	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Whitehorse Gold Corp.	Mining company	Canada	0%	100%
Tagish Lake Gold Corp.	Mining company	Canada	0%	100%	TLG

(i) British Virgin Islands ("BVI")

3. WHITEHORSE GOLD CORP. SPIN-OUT TRANSACTION

During Fiscal 2020, the Company performed a strategic review on the Tagish Lake Gold Project ("TLG Project") located in the Yukon Territory, Canada and established Whitehorse Gold Corp. ("Whitehorse Gold") to acquire the TLG Project from the Company for a cash consideration of $3,000,000 plus 20,000,000 Whitehorse Gold common shares ("spin-out shares").

On November 18, 2020, the Company distributed all of the spin-out shares held by it to the Company's shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia).  The spin-out shares were valued at $8,856,267 upon distribution.  Assets and liabilities of Whitehorse Gold and TLG Project which were classified as held for distribution as at June 30, 2020 in the amount of $11,849,971 and $122,178, respectively, were disposed upon completion of the spin-out.

4. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	March 31, 2021	June 30, 2020
Guaranteed Investment Certificates	$-	$20,003,028
Bonds	155,194	630,744
	$155,194	$20,633,772

5. OTHER TAX RECEIVABLE

Other tax receivable is comprised of value-added tax ("VAT") imposed by the Bolivian government.  The Company had VAT inputs through its exploration costs and general expenses incurred in Bolivia.  These VAT inputs are deductible against potential future VAT outputs that will be generated through mining production sales.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

6. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired on the open market or through private placements.  These equity interests consist of common shares, preferred shares, and warrants.  Equity investments are classified as fair value through profit or loss ("FVTPL") and are measured at fair value on initial recognition and subsequent measurement.  The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follows:

	March 31, 2021	June 30, 2020
Common or preferred shares
Public companies	$745,100	$4,795,960
Warrants
Public companies	220,980	807,631
	$966,080	$5,603,591

The fair value of the warrants was estimated using the Black Scholes options pricing model with the following assumptions:

	March 31, 2021	June 30, 2020
Risk free interest rate	0.99%	0.36%
Expected volatility	117%	122%
Expected life of warrants in years	0.44	1.20

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included
	Fair value	in net income
Balance, July 1, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	1,605,982	1,605,982
Balance, June 30, 2020	$5,603,591	$4,641,465
Proceeds on disposal	(5,572,409)
Change in fair value	934,898	934,898
Balance, March 31, 2021	$966,080	$5,576,363

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

7. INCOME (LOSS) FROM INVESTMENTS

Income (loss) from investments consist of:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Fair value change on equity investments	$36,753	$(1,424,696)	$934,898	$901,109
Fair value change on bonds	(2,161)	(243,309)	(440,779)	(131,789)
Dividend income	-	68,255	141,429	68,255
Interest income	49,572	4,794	153,080	22,571
Income (loss) from investments	$84,164	$(1,594,956)	$788,628	$860,146

8. PLANT AND EQUIPMENT

				Office
	Land and		Motor	equipment and	Computer
Cost	building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2019	$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060
Additions	-	52,734	40,296	77,566	137,696	308,292
Reclassified to assets held for distribution	-	-	-	-	(13,883)	(13,883)
Foreign currency translation impact	34,083	9,253	11,566	4,296	4	59,202
Balance, June 30, 2020	$1,749,318	$1,443,255	$402,796	$311,228	$250,074	$4,156,671
Additions	-	2,903	-	53,158	-	56,061
Disposals	-	-	-	(38,646)	-	(38,646)
Foreign currency translation impact	(66,339)	(20,584)	(24,203)	(10,103)	(2)	(121,231)
Balance, March 31, 2021	$1,682,979	$1,425,574	$378,593	$315,637	$250,072	$4,052,855

Accumulated depreciation and amortization
Balance, July 1, 2019	$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)
Depreciation and amortization	-	$(30,607)	$(54,118)	$(35,093)	$(1,941)	$(121,759)
Reclassified to assets held for distribution	-	$-	$-	$-	$46	$46
Foreign currency translation impact	-	$(1,693)	$(3,360)	$(1,722)	$(3)	$(6,778)
Balance, June 30, 2020	$(890,754)	$(1,181,555)	$(198,716)	$(221,615)	$(128,108)	$(2,620,748)
Depreciation and amortization	-	(24,872)	(44,733)	(35,425)	(22,859)	(127,889)
Disposals	-	-	-	34,359	-	34,359
Foreign currency translation impact	-	5,569	10,558	3,948	1	20,076
Balance, March 31, 2021	$(890,754)	$(1,200,858)	$(232,891)	$(218,733)	$(150,966)	$(2,694,202)

Carrying amount
Balance, June 30, 2020	$858,564	$261,700	$204,080	$89,613	$121,966	$1,535,923
Balance, March 31, 2021	$792,225	$224,716	$145,702	$96,904	$99,106	$1,358,653

During the three and nine months ended March 31, 2021, certain plant and equipment were disposed for proceeds of $nil and $1,808, respectively (three and nine months ended March 31, 2020 - $nil and $nil, respectively) and loss of $nil and $2,479, respectively (three and nine months ended March 31, 2020 - $nil and $nil, respectively).

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

9. MINERAL PROPERTY INTERESTS

(a) Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project.  The Silver Sand Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 25 kilometres ("km") northwest of Potosí City, the department capital.  The Silver Sand Project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres ("m") above sea level.

The Company has carried out extensive exploration and resource definition drill programs on the Project since its acquisition in 2017.  From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 diamond core drillholes.

Advanced studies have commenced on the Project, and the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively.

For the three and nine months ended March 31, 2021, total expenditures of $1,120,001 and $2,901,939, respectively (three and nine months ended March 31, 2020 - $2,395,286 and $10,932,321, respectively) were capitalized under the project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in Autorización Transitoria Especial ("ATE") located to the north of the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares to the vendors (see note 11(c)).  During Fiscal 2019 and Fiscal 2020, cash payments of $1,052,480 (US$800,000) were paid and 541,000 common shares were issued to the vendors.  During the nine months ended March 31, 2021, the final payment of $263,120 (US$200,000) cash and 291,000 common shares were paid and issued to the vendors.

(b) Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm's length private Bolivian corporation by making a one-time cash payment of $1,782,270 (US$1,350,000).

The Silverstrike Project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia. The Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district - the Berenguela District, presence of felsic Tertiary intrusive rocks with corresponding multiple silver rich occurrences associated with sercitic alteration.  The area is largely underexplored with limited modern exploration applied.

For the three and nine months ended March 31, 2021, total expenditures of $539,911 and $1,821,588, respectively (three and nine months ended March 31, 2020 - $421,925 and $427,127, respectively) were capitalized under the project.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(c) Carangas Project

Subsequent to March 31, 2021, the Company signed an agreement with a private Bolivian company (the "Vendor") to acquire a 98% contractual interest in the Carangas silver project.

The Carangas Project is located approximately 180 km southwest of the city of Oruro and within the 50 km from Bolivia's border with Chile.  The Vendor is owned 100% by Bolivian nationals and holds title to the two exploration licenses (covering an area of 6.25 km2) that comprise the Carangas Project. Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities.  The agreement has a term of 30 years and is renewable for an additional 15 years.  An initial discovery diamond drill program is planned to commence upon receipt of the required permits from AJAM.

(d) Tagish Lake Gold Project

The TLG Project, covering an area of approximately 170 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.  On November 18, 2020, the Whitehorse Gold spin-out transaction was completed and, as a result, the Company no longer holds an interest in the TLG Project (see note 3).

For the three and nine months ended March 31, 2021, total expenditures of $nil and $400,838, respectively (three and nine months ended March 31, 2020 - $nil and $nil, respectively) were capitalized under the TLG Project.

The project's carrying value of $12,220,838 (including $11,820,000 classified as part of the assets held for distribution balance as at June 30, 2020) was disposed upon the completion of the Whitehorse Gold spin-out transaction.

(e) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project.  The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture.  In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company's subsidiary, Qinghai Found Mining Co., Ltd. ("Qinghai Found"), reached a compensation agreement with the Qinghai Government for the RZY Project.  Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million).  As of March 31, 2021, the process was under review and subject to approval by the Qinghai Government.

Page | 11

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576
Capitalized exploration expenditures
Reporting and assessment	450,181	5,229	60,959	-	516,369
Drilling and assaying	59,595	219,917	-	-	279,512
Project management and support	2,110,946	1,449,526	-	-	3,560,472
Camp service	204,419	132,736	-	-	337,155
Camp construction	59,669	-	275,999	-	335,668
Permitting	16,729	14,180	63,880	-	94,789
Disposal upon spin-out distribution	-	-	(400,838)		(400,838)
Foreign currency impact	(6,371,060)	(168,770)	-	(16,690)	(6,556,520)
Balance, March 31, 2021	$85,522,673	$4,134,736	$-	$3,558,774	$93,216,183

10. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon with the related parties.  The balances with related parties are unsecured, non-interest bearing, and due on demand.  Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due to a related party	March 31, 2021	June 30, 2020
Silvercorp Metals Inc.	$78,111	$84,742

(a) Silvercorp Metals Inc. ("Silvercorp") has two directors and one officer in common with the Company.  Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company.  Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and nine months ended March 31, 2021 were $203,356 and $599,771, respectively (three and nine months ended March 31, 2020 - $151,288 and $575,635, respectively).

Page | 12

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and nine months ended March 31, 2021 and 2020 are as follows:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Director's cash compensation	$262,500	$17,500	$327,500	$57,500
Director's share-based compensation	749,800	-	749,800	599,720
Key management's cash compensation	483,845	624,027	942,206	985,655
Key management's share-based compensation	1,758,820	-	1,818,220	2,961,000
	$3,254,965	$641,527	$3,837,726	$4,603,875

11. SHARE CAPITAL

(a)  Share Capital - authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)  Share-based compensation

The Company has a share-based compensation plan (the "Plan") which consists of stock options and restricted share units ("RSUs").  The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three and nine months ended March 31, 2021, a total of $494,521 and $1,408,927, respectively (three and nine months ended March 31, 2020 - $705,653 and $1,294,734, respectively) were recorded as share-based compensation expense.

For the three and nine months ended March 31, 2021, a total of $75,576 and $120,862, respectively (three and nine months ended March 31, 2020 - $nil and $nil, respectively) were included in the project evaluation and corporate development expense.

For the three and nine months ended March 31, 2021, a total of $245,864 and $775,956, respectively (three and nine months ended March 31, 2020 - $791,318 and $1,184,768, respectively) were capitalized under mineral property interests.

Page | 13

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(i) Stock Options

The continuity schedule of stock options, as at December 31, 2020, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2019	5,905,000	1.36
Options exercised	(888,066)	1.16
Options cancelled	(354,167)	1.91
Balance, June 30, 2020	4,662,767	1.36
Options exercised	(999,768)	1.07
Options cancelled	(150,000)	2.15
Balance, March 31, 2021	3,512,999	1.49

Option pricing model requires the input of subjective assumptions including the expected volatility.  Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company's stock options.  The Company's expected volatility is based on the historical volatility of the Company's share price on the TSX.

The following table summarizes information about stock options outstanding as at March 31, 2021:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	2021-03-31	contractual life (years)	2021-03-31	exercise price
$0.55	695,000	0.59	695,000	$0.55
1.15	1,105,000	1.33	1,105,000	$1.15
1.57	200,000	1.69	200,000	$1.57
2.15	1,512,999	2.90	911,336	$2.15
0.55 - 2.15	3,512,999	1.88	2,911,336	$1.35

Subsequent to March 31, 2021, a total of 32,000 stock options with an exercise price of $1.15 were exercised for proceeds of $36,800.

Page | 14

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(ii) RSUs

The continuity schedule of RSUs, as at March 31, 2021, is as follows:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, July 1, 2019	-	$-
Granted	1,064,600	4.70
Cancelled	(3,000)	-
Distributed	(136,400)	-
Balance, June 30, 2020	925,200	$4.70
Granted	360,500	6.46
Cancelled	(26,250)	4.80
Distributed	(246,900)	4.74
Balance, March 31, 2021	1,012,550	$5.31

(c)  Common Shares Issued for Mineral Property Interest

As partial consideration for the acquisition of ATEs located north to the Silver Sand Property (see note 9(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000) in the year ended June 30, 2019.  During the nine months ended March 31, 2021, 291,000 common shares valued at $460,144 (nine months ended March 31, 2020 - 291,000 common shares valued at $460,144) were issued and recorded under share capital.

12. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2019	$(37,685)
Share of net loss	(19,412)
Share of other comprehensive income	7,604
Balance, June 30, 2020	$(49,493)
Share of net loss	(7,812)
Share of other comprehensive loss	(2,983)
Balance, March 31, 2021	$(60,288)

As at March 31, 2021 and June 30, 2020, the non-controlling interest in the Company's subsidiary Qinghai Found was 18%.

13. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework.  The Board has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Page | 15

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 - Fair Value Measurement ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2021 and June 30, 2020 that are not otherwise disclosed.  As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$60,040,843	$-	$-	$60,040,843
Short-term investments - bonds	155,194	-	-	155,194
Common or preferred shares	430,653	-	-	430,653
Warrants	-	535,427	-	535,427

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2021 and June 30, 2020, respectively.

There were no transfers into or out of Level 3 during the three and nine months ended March 31, 2021.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations.  Liquidity risk is the risk that the Company will not be able to meet its short term business requirements.  As at March 31, 2021, the Company had a working capital position of $59,982,738 and sufficient cash resources to meet the Company's short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia, but not limited to, the next 12 months.

Page | 16

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following summarizes the remaining contractual maturities of the Company's financial liabilities:

	March 31, 2021		June 30, 2020
	Due within a year	Total	Total
Trade and other payables	$941,775	$941,775	$1,573,474
Due to a related party	78,111	78,111	84,742
Payable for mineral property acquisition	-	-	263,120
	$1,019,886	$1,019,886	$1,921,336

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies.  The Company's functional currency is the Canadian dollar.  The Company currently does not engage in foreign exchange currency hedging.  The Company's exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	March 31, 2021	June 30, 2020
United States dollars	$14,992,712	$15,206,715
Bolivianos	628,713	404,952
Chinese RMB	274,669	218,216
Financial assets in foreign currency	$15,896,094	$15,829,883

United States dollars	$291,115	$589,986
Chinese RMB	233,005	137,725
Financial liabilities in foreign currency	$524,120	$727,711

As at March 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $147,000.

As at March 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $6,000.

As at March 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $500.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company's cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity.  The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2021.  The Company, from time to time, also owns GICs and bonds that earn interest payments at fixed rates to maturity.  Fluctuation in market interest rates usually will have an impact on bond's fair value.  An increase in market interest rates will generally reduce bond's fair value while a decrease in market interest rates will generally increase it.  The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Page | 17

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables.  The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board.  Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions.  Bonds by nature are exposed to more credit risk than cash.  The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries.  As at March 31, 2021, the Company had a receivables balance of $364,180 (June 30, 2020 - $413,594).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Based upon the Company's portfolio at March 31, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $97,000.

14. CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company's ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and bonds.  Risk and capital management are primarily the responsibility of the Company's corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company's approved policies.

In addition, the current COVID-19 pandemic has caused significant disruption to global economic conditions which may adversely impact the Company's results.

15. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the exploration and development segments focused on safeguarding the value of its mineral properties in relevant geographical jurisdictions.  These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company's Chief Executive Officer, the chief operating decision maker.

Page | 18

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(a) Segment information for assets and liabilities are as follows:

		March 31, 2021
	Corporate	Exploration and Development			Total
	Canada and BVI	Bolivia	Canada	China

Cash and cash equivalents	$59,566,482	$394,895	$-	$79,466	$60,040,843
Short-term investments	155,194	-	-	-	155,194
Equity investments	966,080	-	-	-	966,080
Plant and equipment	156,488	1,183,826	-	18,339	1,358,653
Mineral property interests	-	89,657,409	-	3,558,774	93,216,183
Other assets	350,824	3,002,818	-	203,556	3,557,198
Total Assets	$61,195,068	$94,238,948	$-	$3,860,135	$159,294,151

Total Liabilities	$(495,765)	$(291,116)	$-	$(233,005)	$(1,019,886)

		June 30, 2020
	Corporate	Exploration and Development			Total
	Canada and BVI	Bolivia	Canada	China

Cash and cash equivalents	$40,007,801	$180,406	$419,860	$36,279	$40,644,346
Short-term investments	20,633,772	-	-	-	20,633,772
Equity investments	5,603,591	-	-	-	5,603,591
Plant and equipment	187,979	1,325,228	-	22,716	1,535,923
Mineral property interests	-	91,474,112	-	3,575,464	95,049,576
Assets held for distribution	-	-	11,849,971	-	11,849,971
Other assets	161,893	3,146,646	-	190,340	3,498,879
Total Assets	$66,595,036	$96,126,392	$12,269,831	$3,824,799	$178,816,058

Total Liabilities	$(1,193,625)	$(589,987)	$(122,178)	$(137,724)	$(2,043,514)

Page | 19

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

	Three months ended March 31, 2021
	Exploration and Development				Total
	Canada and BVI	Bolivia	Canada	China
Project evaluation and corporate development	$230,328	$157,034	$-	$-	$387,362
Salaries and benefits	651,878	-	-	11,505	663,383
Share-based compensation	494,521	-	-	-	494,521
Other operating expenses	461,207	26,725	-	5,789	493,721
Total operating expense	1,837,934	183,759	-	17,294	2,038,987

Income from investments	84,102	-	-	62	84,164
Foreign exchange loss	(195,675)	-	-	-	(195,675)
Net loss	$(1,949,507)	$(183,759)	$-	$(17,232)	$(2,150,498)

Attributed to:
Equity holders of the Company	$(1,949,507)	$(183,759)	$-	$(14,130)	$(2,147,396)
Non-controlling interests	-	-	-	(3,102)	(3,102)
Net loss	$(1,949,507)	$(183,759)	$-	$(17,232)	$(2,150,498)

		Three months ended March 31, 2020
	Corporate	Exploration and Development			Total
	Canada and BVI	Bolivia	Canada	China
Salaries and benefits	$365,257	$-	$14,676	$16,831	$396,764
Share-based compensation	705,653	-	-	-	705,653
Other operating expenses	406,596	-	15,226	8,609	430,431
Total operating expense	1,477,506	-	29,902	25,440	1,532,848

(Loss) income from investments	(1,595,002)	-	-	46	(1,594,956)
Foreign exchange gain	1,390,043	-	56	1	1,390,100
Other income (expense)	15,000	-	(15,000)	-	-
Net loss	$(1,667,465)	$-	$(44,846)	$(25,393)	$(1,737,704)

Attributed to:
Equity holders of the Company	$(1,667,465)	$-	$(44,846)	$(20,822)	$(1,733,133)
Non-controlling interests	-	-	-	(4,571)	(4,571)
Net loss	$(1,667,465)	$-	$(44,846)	$(25,393)	$(1,737,704)

Page | 20

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
(Expressed in Canadian dollars, except for share figures)
	Nine months ended March 31, 2021
	Corporate	Exploration and Development			Total
	Canada and BVI	Bolivia	Canada	China
Project evaluation and corporate development	$294,598	$574,932	$-	$-	$869,530
Salaries and benefits	1,578,420	-	(84,600)	33,209	1,527,029
Share-based compensation	1,408,927	-	-	-	1,408,927
Other operating expenses	2,172,498	27,763	(319,461)	7,343	1,888,143
Total operating expense	5,454,443	602,695	(404,061)	40,552	5,693,629

Income from investments	788,503	-	-	125	788,628
Loss on disposal of plant and equipment	-	-	-	(2,479)	(2,479)
Foreign exchange loss	(1,074,063)	-	(391)	-	(1,074,454)
Other expense	-	-	-	(465)	(465)
Net loss	$(5,740,003)	$(602,695)	$403,670	$(43,371)	$(5,982,399)

Attributed to:
Equity holders of the Company	$(5,740,003)	$(602,695)	$403,670	$(35,559)	$(5,974,587)
Non-controlling interests	-	-	-	(7,812)	(7,812)
Net loss	$(5,740,003)	$(602,695)	$403,670	$(43,371)	$(5,982,399)

	Nine months ended March 31, 2020
	Corporate	Exploration and Development			Total
	Canada	Bolivia	Canada	China
Salaries and benefits	$1,160,595	$-	$14,676	$50,050	$1,225,321
Share-based compensation	1,294,734	-	-	-	1,294,734
Other operating expenses	1,479,191	-	127,456	40,219	1,646,866
Total operating expense	3,934,520	-	142,132	90,269	4,166,921

Income from investments	859,968	-	-	178	860,146
Foreign exchange gain	1,243,374	-	56	133	1,243,563
Other income (expense)	45,000	-	(45,000)	-	-
Net loss	$(1,786,178)	$-	$(187,076)	$(89,958)	$(2,063,212)

Attributed to:
Equity holders of the Company	$(1,786,178)	$-	$(187,076)	$(73,765)	$(2,047,019)
Non-controlling interests	-	-	-	(16,193)	$(16,193)
Net loss	$(1,786,178)	$-	$(187,076)	$(89,958)	$(2,063,212)

16. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Receivables	$(48,761)	$7,695	$39,002	$(117,160)
Deposits and prepayments	49,142	20,668	(228,874)	(36,691)
Accounts payable and accrued liabilities	(132,805)	(43,924)	(854,982)	(192,461)
Due to a related party	(35,198)	8,707	(6,631)	43,550
	$(167,622)	$(6,854)	$(1,051,485)	$(302,762)

Page | 21